CYCLACEL PHARMACEUTICALS, INC.

200 Connell Drive, Suite 1500

Berkeley Heights, NJ 07922

VIA EDGAR

September 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Cyclacel Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed on September 1, 2023

File No. 333-274328

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyclacel Pharmaceuticals, Inc. hereby requests that the effective date and time of the above-captioned registration statement be accelerated to Wednesday, September 13, 2023, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

If you have any questions regarding this request, please contact Joel Papernik of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6774.

Thank you very much.

Very truly yours,

CYCLACEL PHARMACEUTICALS, INC.

/s/ Paul McBarron
Paul McBarron
Chief Financial Officer

cc:	Securities and Exchange Commission
Tyler Howes

Cyclacel Pharmaceuticals, Inc.
Spiro Rombotis, Chief Executive Officer
Paul McBarron, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Joel Papernik, Esq.